Alta Mesa Resources, Inc.

15021 Katy Freeway, Suite 400

Houston, Texas 77094

April 11, 2018

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Irene Barberena-Meissner
Office of Natural Resources
Division of Corporation Finance

Re:	Alta Mesa Resources, Inc.
Registration Statement on Form S-1
File No. 333-223033

Dear Ms. Barberena-Meissner:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement of Alta Mesa Resources, Inc. (the “Company”) so that it will become effective at 4:00 p.m., Eastern Time, on April 13, 2018, or as soon thereafter as practicable.

Please contact Bill Nelson of Haynes and Boone, LLP, our counsel, at (713) 547-2084 to provide notice of effectiveness, or if you have any questions or concerns regarding the foregoing. We appreciate your assistance in this matter.

Very truly yours, ALTA MESA RESOURCES, INC.

By:	/s/Michael A. McCabe
Name: Michael A. McCabe
Title: Chief Financial Officer

Cc:	Bill Nelson, Haynes and Boone, LLP